10 January 2008

RECEIVED

2008 JAN 23 A 10:41

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

08000358

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B
- ASIC Form 484
- AGM Presentation
- Chairman's Responses to Shareholders questions
- CEO Address to 2007 AGM
- Chairman's remarks for 2007 AGM
- AGM 2007 - Resolutions Passed
- Notice of change of interests of substantial holder X 2
- CEO – Service Agreement
- News Release – New Tier 1 Capital Ratio minimum limit
- Appendix 3B
- New Release – CPS II to commence trading on ASX
- Allotment of four million CPS II
- Appendix 3Y
- Appendix 3B

SUPPL

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	505,097
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 94,792 – nil 2. 81,721 - $20.40 3. 58,667 - $21.70 4. 15,786 - $24.56 5. 62,300 - $28.01 6. 191,831 - nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Performance Share Plan. 2-5. Shares issued under the St.George Bank Executive Option Plan 6. Share issued under the St.George Bank Reward Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1-5: 29 November 2007 6: 16 November 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
555,388,518	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
2,690	Redeemable Preference Borrower Shares
197,383	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 29/11/07

Print name: Michael Bowan

== == == == ==

Australian Securities & Investments Commission

COPY

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ST. GEORGE BANK LIMITED

ACN/ABN
92 055 513 070

Corporate key
98277660

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL HAROLD SEE BOWAN

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
03/12/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	37,983	NIL	NIL
ORD	2,950	NIL	NIL
ORD	77,095	$20.40	NIL
ORD	60,668	$21.70	NIL
ORD	22,654	$29.01	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

01/11/07
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		532,764,008	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
01/11/07

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	80,042	NIL	NIL
ORD	14,400	NIL	NIL
ORD	125,000	$21.70	NIL
ORD	21,900,000	$35.00	NIL
ORD	94,792	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

14/11/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		554,978,242	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

14/11/07

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	81,721	$20·40	NIL
ORD	58,667	$21·70	NIL
ORD	15,786	$24·56	NIL
ORD	62,300	$28·01	NIL
ORD	191,802	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

16/11/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		555,388,518	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

16/11/07

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

ASIC registered agent number	1HH75
lodging party or agent name	ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	37,983	1/11/07
ORD	2,950	7/11/07

class code	total number of shares issued	date of issue (d/m/y)
ORD	80,042	14/11/07
ORD	14,400	19/11/07

class code	total number of shares issued	date of issue (d/m/y)
ORD	94,792	29/11/07
ORD	191,802	16/11/07

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$	
amount deemed as paid in shares issued	$	
amount of debt released or liabilities assumed (including mortgages on the property)	$	
TOTAL purchase price	$	

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: SHARES ISSUED TO ST GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BODAN capacity SECRETARY

sign here [signature]

30/11/07

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

1

Annual General Meeting

19 December 2007

John Thame
Chairman

st.george

2

Agenda

Welcome

Results

Shareholder issues

Conclusion

Profit result – FY07

3

	Sep-07	Sep-06	Change %
Cash profit*	$1,160m	$1,026m	13.1
Earnings per share*	218.9¢	195.8¢	11.8
Dividend	168¢	151¢	11.3

*Cash AIFRS excludes hedging and non-trading derivatives and significant items

Strong dividend growth

4

Dividend payout



¢
175
125
75
25
55
65
80
95
122
137
151
168
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07

Shareholder issues

- Capital management
- Share Purchase Plan
- Investing in the business – people and customers
- Local community and St.George Foundation

Conclusion

- Outlook
- Credit quality
- Thank you

7

st.george

6

Annual General Meeting

Paul Fegan
Chief Executive Officer

st.george

Results

9

- Outstanding profit growth
- Excellent dividend growth and total return to shareholders
- Strong revenue growth, supported by growing business volumes
- Effective cost management
- Superior credit quality

Robust momentum supports confidence for the future

Business priorities

10

- Home loans
- Deposits
- Middle Market
- Wealth Management
- Operations

Strategic formula

11

Engaged People + Great Customer Experience = Superior Financial Results

Engaged People	Great Customer Experience	Superior Financial Results
↓	↓	↓
Compelling place to work	Compelling place to bank	Compelling place to invest

People and community

12

People

- Right people in right roles
- Creating an environment where people can perform
- Industry leading staff benefits

Community

- Engaging at the local level
- Supporting disadvantaged children through the St.George Foundation
- Volunteer leave for staff
- Caring for our environment

Confidence for the future

13

- Earnings target of 10% EPS growth for 2008
- Continued investment in the franchise
- Well diversified and quality portfolio of high growth businesses
- Experienced management team with excellent execution track record

Strong momentum and excellent future growth prospects

14

st.george

15

Resolution 2 (a)

Election of Directors:

MR P D R ISHERWOOD

FOR:	**187,748,649**
AGAINST:	**2,375,019**

16

st.george

17

Resolution 2 (b)

Election of Directors:

MRS L B NICHOLLS

FOR:	**188,837,447**
AGAINST:	**1,297,569**

18

st.george

19

Resolution 2 (c)

Election of Directors:

MR G J REANEY

FOR:	188,172,839
AGAINST:	1,964,625

st.george

20

st.george

st.george

21

Resolution 2 (d)

Election of Directors:

MR P J O HAWKINS

FOR:	**188,890,916**
AGAINST:	**1,068,277**

22

st.george

Resolution 2 (e)

23

Election of Directors:

MR R HOLLIDAY-SMITH

FOR:	**188,459,230**
AGAINST:	**1,509,448**

st.george

24

st.george

st.george

25

Resolution 3

Adoption of Remuneration Report:

FOR:	169,589,096
AGAINST:	18,403,321

26

st.george

27

Resolution 4

To increase Non-Executive Directors' remuneration:

FOR:	**160,572,760**
AGAINST:	**20,614,283**

28

st.george

Resolution 5

29

Refreshment of 15% Placement Capacity:

FOR:	45,268,831
AGAINST:	6,023,868

st.george

30

st.george

st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

Chairman's Responses to Written Shareholders' Questions at St George Bank's Annual General Meeting held on 19 December 2007

Background

"Together with the Annual Meeting documentation, shareholders should have received a form inviting the submission of questions. Thank you to those of you who returned the form; we value your input as shareholders of the Bank. We received over 215 questions. For the purposes of today's meeting we have amalgamated questions into various categories and answer as they relate to relevant agenda items.

We will address the matters raised in these forms during discussion of the items of business that are most relevant to those questions. Questions which relate to the operations of the Bank and to shareholders in their capacity as bank customers have, however, been referred to Management for reply.

In addition, a few shareholders have raised questions regarding their personal circumstances or a very specific matter which is not of general interest. Those shareholders will have received a direct response from the Bank." – Mr John Thame, Chairman of St George Bank Limited.

This responses set out here should be read together with the Chairman's and Chief Executive Officer's address to the Annual General Meeting.

The Annual General Meeting was Webcast and will be archived for a limited time on the Bank's website (www.stgeorge.com.au) which will include questions from shareholders and answers given by the Chairman or senior management of the Bank at the Annual General Meeting.

Questions and Answers

Firstly, many congratulatory comments were received regarding the Bank's strong financial performance and high franked dividends.

As Chairman on behalf of the Bank, I wish to acknowledge these congratulatory comments and thank shareholders for their kind words.

There were also a number of shareholder matters raised - such as requests for Annual Reports, address amendments or the investigation of various issues.

These matters have been noted by the Bank and passed to the share registry for response.

We received quite a number of written questions and comments asking for customer discounts of various types for St George shareholders.

It is the Board's view that shareholders are most fairly rewarded through their shareholding itself, by way of dividend and share price, rather than through their banking relationship with us.

Notwithstanding that, on occasion we will release special temporary offers to our shareholders, details of which are available in shareholder communications sent to you at the half and full year.

We also received requests for consideration of an issue of bonus shares and for the splitting of shares. We do not have any current plans to make a bonus share issue or split the company's shares. It is our preferred policy to distribute profits in the form of dividends.

We received a number of questions and comments in respect of the Bank's capital management initiatives. Shareholders will recall that I covered this issue in considerable detail in my earlier address.

We also received a request for further information regarding our recently announced share purchase plan. In that regard, I also refer you to my earlier remarks giving more details of the Board's intention regarding our share purchase plan.

I also take this opportunity to remind our shareholders that we continue to offer a dividend reinvestment plan.

We received a few questions regarding our out sourcing initiative. Last year we announced a partnership with IBM to undertake some back office administration work in India. We realise that this is a sensitive matter and are committed to looking after our staff.

St.George maintains its promise that all permanent full and part-time staff impacted by off shoring decisions will be offered an alternative role within the Bank, if they wish to take it.

St.George is a growth company - over the last five years we have increased our staff by over 1,000 to a total of 9,000 people.

Questions were also received regarding the steps the Bank has taken to make it an environmentally friendly company.

At St.George we're committed to reducing our environmental footprint. Last year we introduced an internal program called 'A Greener Dragon, which is about introducing a series of small steps within our workplace that together will make a difference to our environment eg better recycling practices, introducing a range of environmentally friendly office products and providing regular tips for reducing your footprint at work and home.

We also supported the Earth Hour campaign in Sydney, introduced volunteer leave - one-days paid leave a year to assist a not for profit charity or environmental organisation – and introduced interest free loans for staff for green purchases such as rainwater tanks, energy and water efficient appliances and solar hot water systems for their homes.

More recently we have begun work on developing and Environmental Management System, which will help us to identify, prioritise and manage our environmental impacts. Our aim is to have this certified to be AS/NZS ISO 14001:2004 compliant within 12 months.

This year we also purchased trees on behalf of each of the 9,000 staff in the St.George Group, not as an offsetting exercise, but to give back to our local bushlands and communities in which we operate.

In response to two specific questions, I can confirm that the Tasmanian forestry company, Gunns Limited is not a customer of the Bank.

We were asked whether we have any exposure to Centro. It is a customer, so we must respect customer confidentiality regarding our relationship.

We will say that:

- All exposures are separately secured by Australian regional, sub regional and Suburban shopping centres.
- A majority of the centres are supermarket/food retailing based;
- Australian supermarket chains Woolworths and Coles anchor a majority of the centres under long term leases.

Finally, for this section, a number of shareholders asked that we consider holding our AGMs in capital cities of other States, for example Brisbane and Adelaide.

In response, I can say that, because of our St.George/Advance NSW building society history, disproportionately more individual shareholders are resident in NSW than some of our larger competitors. It is therefore more appropriate to hold our AGM in Sydney than for most other companies.

Shareholders will also probably be aware that we hold a Shareholders Information meeting annually in Melbourne each year. Web-casting is also available.

Before I go to each resolution, we have received a few comments and questions relating to the composition of our Board and how we select Board members. The Board renews itself in order for it to remain open to new ideas and independent thinking, while retaining adequate expertise. The Board conducts an annual review process of its constituent members' performance and there are policy limits regarding the tenure of directors. Our Board Charter, available publicly in the Corporate Governance section of our web-site, sets out those policy limits.

The tenure of the Board as a whole is diverse, and particularly in recent years the process of Board renewal has been an active one. The Board's length of service is well balanced, with four Directors with tenure around the ten year mark and with four Directors with tenure of three years or less, including two Directors appointed in the last year.

The Bank is an equal opportunity employer and as such seeks to employ based on merits, the best and most appropriate people for all roles to ensure the highest level of performance of the Bank and to strive for the best outcomes for shareholders.

Whilst diversity is a factor, other important considerations are the skills and experience that only an individual Director can uniquely contribute to the efficient and effective running of the Board.

A few shareholders have written to the Bank suggesting that the Bank's directors should reduce their directorships on other boards. We believe this is not the answer. By serving on other boards, our directors acquire invaluable experience and skills which will benefit them when serving on the Bank's board. They will not be narrow minded and have a wide ranging perspective on issues. I am also confident that all the directors on the Board are appropriately managing their workload and duties for the Bank.

We were asked, why do non-executive directors' fees keep increasing more than CPI?

In response, there are a number of factors which contribute to an increase in Chairman and Non-Executive Directors' fees including:

- Increased responsibilities in the areas of corporate governance, disclosure and compliance requirements.
- Increased risk and liability associated with being a member of the Board.
- During 2006/2007 the Board increased in number from eight to nine non-executive directors but directors' remuneration was accommodated within the existing pool of directors' fees approved by shareholders at the Bank's annual general meeting in 2005.
- Director's retirement benefits have been phased out with substitution in the form of increased base fees.

Like St George's management and staff, it is important for the Bank's non-executive directors to be paid at market rates, in order to continue to attract experienced and talented people to the Board.

If the proposed maximum is approved by shareholders, the Bank will not utilise the whole of the new pool in 2007/2008. Instead, the Bank anticipates that the proposed maximum will enable it to appropriately respond to the market in subsequent years for the reasons just mentioned. The Bank's annual report for each year shows the precise amounts received by each Director for that year.

The Board has taken independent external advice from Egan Associates which supports its view that the proposed maximum is comparable to those of other leading financial services organisations.

[End]

CEO Address to 2007 AGM

Introduction and Welcome

Good morning everyone. I am delighted to be addressing you today in the role of CEO of St.George Bank – it is both an honour and a privilege.

St.George is an outstanding organisation with a long history and a great culture.

We have grown from humble beginnings, from our first branch in Hurstville in the South of Sydney in 1937, to a top 20 publicly listed company with over 9,000 staff, 3 million customers and hundreds of thousands of shareholders – each of whom place an enormous amount of trust in us.

We are stewards of approximately $200 billion of your savings, loans and superannuation.

This represents almost 10% of all retail deposits and home loans in Australia.

In addition, we are responsible for approximately $20 billion of your investments as shareholders.

It is a responsibility that the Group and I take very seriously.

Together with the Group Executive Management team, I am very excited about the future and helping to lead this bank as it continues to grow and prosper. As the new CEO, this is a challenge I am very passionate about and look forward to.

We have a very successful strategy, a highly skilled and experienced management team, and an outstanding brand and franchise to continue our success.

Results

The Group's results this year continue the great growth story of the past few years.

For the full year to 30 September 2007, our net cash profit rose a very strong 13.1% to $1.16 billion.

We delivered a total return to shareholders of 22.6%, made up of $1.68 in dividends and a 17% increase in the value of St.George Bank shares over the year.

In the last six years, St.George has doubled its dividend payout.

A highlight of this year's result was a 10.8% increase in revenue, which reflects our continued investment in the Group.

Our growth in earnings was provided by all parts of the Group and supported by expanding business volumes in our key areas of home loans, retail deposits and middle market receivables.

Pleasingly, we increased market share in the middle market business lending and the NSW home loan market.

The outstanding performance of our wealth portfolio has driven significant growth, particularly through Asgard and Margin Lending.

Over the same period, our operating expenses only increased by 7%, further enhancing our expense-to-income ratio. At 42.5%, this is lower than all of our major competitors.

As John mentioned earlier, St.George maintains excellent credit quality, which is of critical importance during this current global credit crisis.

We have no exposure to the sub-prime lending problems in the United States or to hedge funds.

Our bad and doubtful debts represent only 0.2% of average gross receivables. We have also deliberately increased our level of liquidity in response to market conditions.

Importantly, we continue to have access to a significant retail deposit base that provides 44% of our entire funding requirements including our securitised assets. Removing these securitised assets, this number increases to 54%. This source of funding is critical in this current climate.

While the current credit crisis has highlighted the resilient quality of Australia's financial system generally, the reality is that the Australian economy is not immune from impacts of these volatile international events. We are now starting to see some of these impacts domestically.

In particular, we are experiencing a prolonged level of higher costs for wholesale term money as the supply of funding remains tight.

Last week saw record levels for this funding.

Traditionally, the cost of 90 day funding is 10 to 15 basis points, or in everyday language 0.1% to 0.15%, above the overnight cash rate.

Currently, it is well above 50 basis points.

The longer this continues the more upward pressure will be applied to interest rates. We will continue to monitor the market in this regard as to future movements.

In the current climate, however, this together with the impact of higher liquidity levels will have a continued downward pressure on the Bank's margins.

However, we remain on track to deliver on our target of 10% earnings per share growth for 2008.

Business Unit Results

Looking closely now at key parts of our business - our **home loan portfolio** grew 10.4% to $69.2 billion. This was boosted by a strong second half, giving us momentum moving into this financial year.

Deposits remain a critical part of our business. During the past financial year, deposits were a strong performer for the Group, increasing by 10.9% to $47.8 billion in a very competitive area of the market.

Overall, our market share is 8.2%, up from 8% in March 2007.

Our approach remains focused on profitable growth in deposits by managing our product mix and through innovation.

Business banking has been another stellar performer this year.

Middle market business lending grew by a very strong 26.5%. This was more than double system growth and saw St.George increase market share. We expect this level of growth to continue through 2008.

Growth in NSW has been outstanding, particularly when you consider the relatively subdued performance of the State's economy.

Importantly, our middle market credit quality remains excellent.

We were also delighted to be named Business Bank of the Year in the *Australian Banking & Finance* magazine awards this year.

These results reflect the success of our high-touch customer relationship model, ongoing investment and the Best Business Bank continuous improvement program, all of which are delivering sustainable growth.

Our **Wealth Management** division has also enjoyed strong growth.

Managed funds grew 26.7% to $49.7 billion, largely due to the performance of Asgard's administration platforms.

Asgard's share of the funds-under-administration market has increased to a very pleasing 10%.

Wealth Management is now a significant contributor to the Group's overall pre-tax earnings, providing 12% this year, compared with only 7% back in 2002.

Operations

Operational refinement has been a key focus for the Group this year and resulted in the newly created Group Technology and Operations or GTO division.

Established in April 2007, GTO better aligns our back-office operations to customers' needs and increases efficiency. It combines all technology, operations, property and procurement functions in one division for the first time.

This major initiative is helping St.George to go to market even faster with new products and competitive campaigns. The effectiveness of this and other initiatives is reflected in our strong returns to shareholders.

In regard to our partnership with IBM and offshoring, we are very aware of the sensitivities to this issue.

While it is only a small program that we have undertaken, aimed at improving our efficiencies and service levels, we are very conscious of any impacts on our staff.

We have adopted a policy of ensuring that any individual who is impacted by an offshoring decision is offered an alternative role within the Bank at the same salary.

We believe that this is a very fair approach and provides a level of confidence and security to our staff. Importantly, as an organisation we continue to expand our overall job numbers in Australia.

Strategy

Since 2002, St.George has followed a simple but highly effective plan.

We have pursued a low-risk, organic growth strategy that focuses on forming strong customer relationships, building our internal culture and making our operations as efficient as possible.

This strategy remains central to our plans going forward and it has enabled us to continue to grow earnings per share by more than 10% every year for the past seven years.

It is captured in the simple formula:

Engaged people, plus great customer experience, equals superior financial results.

As part of this strategy, we continue to expand nationally, particularly outside of our traditionally strong regions of New South Wales, South Australia and the ACT.

Victoria, Queensland and Western Australia now represent 31% of all our residential loans and 31% of our middle market business lending. This is a very pleasing result.

This year we opened a total of nine new branches in Queensland and Western Australia, many of which include business-banking centres.

We also extended our national ATM network from 890 machines to 1,096.

This 20% increase came mainly from a joint venture with BP Australia, which now sees St.George-branded ATMs at nearly 200 prominent BP locations nationally.

There is no doubt that the St.George you see today is highly profitable and diversified – both geographically and in terms of our business mix.

We are growing strongly, have excellent asset quality, enjoy broad exposure to the wealth management market and are continuing to invest for future expansion.

Culture and Community Involvement

I'd now like to expand a little more on a point I touched on earlier – the importance of our people, culture and support for the community.

It's not news to us that great people and great service go hand in hand. In fact, this belief has been embedded in the organisation for so long that St.George has become recognised nationally as a leader in this space.

It is critical that we recruit the right people and retain them in the right roles – especially with the lowest unemployment levels in 30 years.

To more effectively manage our recruitment needs, in mid-2006 we brought most of our recruitment in-house. We now make about 60% of appointments directly.

We have also developed a distinct Employment Value Proposition and launched some truly innovative programs to meet the needs of different groups within our workforce.

In an Australian first we introduced grandparental leave, which has been very well received.

We also provided staff with the opportunity to take a Career Break – that is, to work for four years with a percentage of their pay deducted to allow a fifth year off with pay. This is in addition to allowing staff to acquire between four and six weeks in further annual leave.

These and earlier initiatives have produced remarkable results.

Staff turnover fell 15% between 2001 and 2007 and staff satisfaction has improved from 48% in 2002 to 75% in 2007.

Many of you will have heard those of us here at St.George talk about our culture, the values of the organisation and our community support.

A key part of this is the St.George Foundation, which was established in 1990 to support the rights, dignity and pursuit of excellence of Australian children. As the Chairman noted, the Foundation donated more than $1.3 million to over 90 charities across Australia during the year to 31 May 2007.

This brings its total donations to more than $11 million.

In addition, St.George supports a wide variety of community sponsorship, volunteering and other activities that the Group and its people participate in each year.

As already noted, one initiative that has been well received internally and externally is paid Volunteer Leave.

Staff can now take one day a year, either individually or in teams, to go out into the community and help a not-for-profit charity or environmental organisation of their choice.

Whether it's cleaning up a local neighbourhood or bushlands or helping a charity sell merchandise on a fundraising day, we support and encourage our staff to make a difference.

We are also committed to reducing our impact on the environment.

We consider environmental risk as part of our lending approval process.

We now also provide financial assistance to help staff buy environmentally friendly home appliances, and rainwater tanks.

In addition, the Group participated in 'Earth Hour' this year and also planted a tree on behalf of every staff member – almost 9,000 in total.

Our Corporate Responsibility plan is growing and improving. In a key step, we are currently implementing an environmental

management system that will allow us to benchmark and develop plans to significantly reduce our environmental footprint.

Outlook

Looking ahead, St.George is performing strongly and is well positioned to sustain this performance into the future. Our strategy strikes a balance between optimising performance in the prevailing conditions and pursuing growth opportunities.

As indicated, we have again committed to a target of 10% earnings per share growth for 2008, assuming the continuation of a sound economic environment.

In the coming year, we will build on our momentum across the business while remaining conscious of the key role we play in ensuring prosperity and security for our customers, investors, employees and the community.

Thanks for your attention and I look forward to meeting as many of you as possible at morning tea.

Chairman's Remarks for St George Bank Limited's Annual General Meeting held on 19 December 2007

The Board and I always take great pleasure in attending the Bank's AGM. It is an opportunity for us to present how the Bank is performing and answer questions from our shareholders.

The cornerstone of any publicly listed company is transparency and accountability.

New CEO

Firstly, let me say something about the appointment of our new CEO, Mr Paul Fegan, and welcome him to his new position.

There is no more important role for the Board than that of appointing the Bank's Chief Executive.

As you will appreciate, we undertook a very rigorous and thorough search both here in Australia and overseas.

Notwithstanding outstanding candidates, the Board's support for Paul was overwhelming and we were particularly pleased to be able to make an internal appointment.

He brings over thirty years experience gained both in Australia and overseas.

It speaks very well of the strength of the organisation that it can develop and promote its own talent. It also says a lot about the calibre of Paul, to stand out in such a highly competitive process.

We have great confidence in Paul to lead St.George as the Bank continues to pursue its growth strategy.

New Directors

I would also like to welcome our new directors - Peter Hawkins and Rick Holliday-Smith.

They bring a depth and strength to the Board as well as new insights. It is pleasing that St.George is able to attract Board members of such high quality.

Results

Turning to our results, I am delighted to report that the Bank has achieved another record profit.

Our cash profit after tax increased 13.1% to reach $1.16 billion – reinforcing the strength of St.George's strategy and unique culture.

From a shareholder's point of view, our earnings per share increased 11.8% and we were pleased to declare a fully franked final dividend of 86 cents, taking the full-year dividend to a record 168 cents – an increase of 11.3% compared to last year.

Capital Issues

In regard to capital, the Bank remains in a strong position in this regard and completed a number of initiatives during the year.

Raising capital is important to the Group as it allows us to fund the strong growth in lending assets we expect in 2008.

Capital initiatives completed since 30 September 2006 include:

- The securitisation of $5.9 billion of residential loan receivables;
- Issuing 3.25 million of convertible preference shares to raise $320 million;
- The completion of an institutional ordinary share private placement in November 2007, raising $767 million in Tier 1 capital. This placement was well supported by investors and substantially oversubscribed;
- The offer and firm commitment for 3.2 million of converting preference shares in November 2007, raising $320 million in Tier 1 capital; and a further $80 million of this raising is being offered to shareholders, with settlement to occur at the end of the month. The securityholder offer closes at 5pm today. This offer is being used to replace the Bank's US$250 million depositary capital securities that were redeemed in June 2007.

These initiatives have been very well supported by the investment community, highlighting the fact that the market is willing to support companies that are able to demonstrate superior returns on investments.

We believe it is important to allow ordinary shareholders to participate in these capital-raising activities. To that end, it is the Bank's intention to undertake a share purchase plan in early 2008 to raise approximately $110 million.

This will enable eligible retail shareholders the opportunity to acquire up to $5,000 worth of ordinary shares at the lower of $35 per share or a 2.5% discount to an average market price to be settled in late February 2008. Final details will be confirmed in the new year.

These initiatives further improve our capital position to well above prudential limits which will allow significant growth of our business during the current financial year.

In regard to the our day to day operations, over the past five years, we have pursued a consistent strategy of growing the core parts of our business through investing in the business and focusing on our most important assets: our people and our customers.

The Bank continues to invest heavily in these areas. We believe that having outstanding staff who are engaged in the workplace and their local communities, will result in increased customer service and superior financial results for the Group.

The Bank's outstanding human resources policies were widely recognised this year for creating a flexible and family friendly workplace and we were awarded:

- The prestigious National Gold Award for the Private Sector at the National Work and Family Awards;
- The Australian Human Resources Institute Excellence in People Management; and
- The Employer of Choice at the Australian Human Resources Awards.

We have also extended our involvement in the local community. This year the Bank introduced volunteer leave for staff so they can help local charities. This has been widely embraced by our employees.

The St.George Foundation has also gone from strength to strength. This year we distributed a record $1.3 million to children's charities throughout Australia. I am pleased to note the very generous support of some shareholders in raising this money and I would encourage you all to consider contributing.

The Group's outstanding performance over the past year demonstrates yet again how doing the right thing can also be good for business.

General Outlook

Looking at the wider sector, it has certainly been a very interesting and eventful year in the Australian economy and the financial services sector in particular.

The worldwide credit crisis off the back of the US sub-prime issue has had profound impacts on the world economy, with a number of major international banks having written off billions of dollars in losses.

The fact that the Australian financial services industry has weathered the storm broadly unscathed speaks very highly of the corporate governance, regulation and prudent policies of the Australian financial sector.

I believe the Australian public can take great confidence from this.

In this current climate, I'm happy to say that St.George has no exposure to sub-prime lending nor any exposure to hedge funds.

As a result, the credit quality of our assets can be described as superior.

It is also interesting to note that there has been a lot of media coverage about financial institutions lending too much against the value of a property – in some cases up to 110 per cent.

You will be pleased to know that St.George's average current loan-to-valuation ratio for all our home loans is a very low 39 per cent. Loans made in the last 12 months had an average LVR of 74%.

In the case of high LVR loans, we spend a lot of time ensuring these individuals have the capacity to re-pay and that they have other assets to act as security. For example, in the case of housing loans with a loan to valuation ratio of above 80%, these are all mortgage insured.

As shareholders, you can take comfort from this position.

Thanks

Looking ahead, we are targeting a 10% growth in earnings per share for 2008, assuming the continuation of a sound economic environment. As previously announced to the market, the growth target excludes the impact of hedging and derivatives.

On behalf of the Directors, I would like to take this opportunity to thank the management team and all our staff for delivering another exceptional result.

We are particularly grateful to outgoing Managing Director Mrs Gail Kelly for her outstanding contribution over the past five years and wish her the very best in her new role.

The Board's organic strategy has been fully embraced by the Group Executive and will remain central to the Bank's approach as it implements new three and five-year strategic plans that were approved by the Board.

We will however, as always, continue to review opportunities in the market place as they arise, particularly in this volatile economic climate.

……………………………………………..

Concluding Remarks

Before closing the meeting I wish to advise you I will be stepping down from the Board in July 2008. The Board has resolved to appoint John Curtis as your next chairman. John will move into the chair in April next year.

In 1971 I joined the NSW Permanent Building Society which had total assets of $250 million. In 1985 the Society was the first building society in the world to convert to banking status. In 1995, as Advance Bank, we bought the State Bank of South Australia and in 1997 we merged with St George. As they say, the rest is history but it is also time I moved on.

There are some of you here who acquired Advance Bank shares for $1 in June 1985, three months before the introduction of capital gains tax. I believe that it would have been one of the best investments you ever made.

St George is now in a very strong position, with a strong balance sheet and very good management. I have been privileged to serve the organisation from its humble beginnings to be now the best bank in Australia. I thank you for that opportunity.

[End]

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	2
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting - Resolutions Passed**
Date Sent:	19 December 2007

St.George Bank Limited 2007 Annual General Meeting
Wednesday, 19 December 2007

St.George Bank Limited advises that at its Annual General Meeting held on 19 December 2007 the following resolutions were passed on a show of hands at the meeting:

2. (a) To re-elect Mr P D R Isherwood as a Director
   (b) To re-elect Mrs L B Nicholls as a Director
   (c) To re-elect Mr G J Reaney as a Director
   (d) To elect Mr P J O Hawkins as a Director
   (e) To elect Mr R Holliday-Smith as a Director

3. Adoption of Remuneration Report

4. To Non-Executive Directors' remuneration

5. Refreshment of 15% Placement Capacity

Details of Proxy Votes For All Resolutions

Resolution No	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
2(a)	171,504,024	2,375,019	20,360,434	903,437
2(b)	172,584,752	1,297,569	20,374,420	884,748
2(c)	171,888,505	1,964,625	20,406,059	883,725
2(d)	172,601,810	1,068,277	20,411,981	1,060,668
2(e)	172,067,857	1,509,448	20,522,862	1,042,747
3	153,417,020	18,403,321	20,227,427	3,095,146
4	152,296,937	20,614,283	12,179,200	3,048,569
5	28,740,741	6,023,868	20,632,254	3,435,438

Yours sincerely,

Michael Bowan
General Counsel and Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 18/12/2007

The previous notice was given to the company on: 15/11/2007

The previous notice was dated: 15/11/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	158,084	9.78%	125,084	7.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/12/07	St.George Bank Limited	Redemption	$348,958.50	33,000	33,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	125,084	125,084

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here [signature] date 20/12/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ASCALON COMPANIES (Refer Annexure "A")

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 18/12/2007

The previous notice was given to the company on: 15/11/2007

The previous notice was dated: 15/11//2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	158,084	9.78%	125,084	7.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/12/07	Ascalon Companies	Redemption	$348,958.50	33,000	33,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes	
	Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	125,084	125,084	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here date 20/12/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure "A" of 1 page referred to in Form 604 – Notice of Change of Interests of Substantial Holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon Companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN / ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 20 December 2007

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	28
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	CEO – Service Agreement
Date Sent:	21 December 2007

On 13 November 2007, St George Bank announced the appointment of its new Chief Executive Officer, Mr Paul Fegan. In that announcement the Bank stated that details of the service agreement would be provided to the ASX once finalised.

The Service Agreement was signed today by Mr Fegan and the Bank and is attached

Yours sincerely

Michael Bowan
General Counsel and Secretary

Allens Arthur Robinson

Service Agreement

St.George Bank Limited

Paul Anthony Fegan

Allens Arthur Robinson
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Table of Contents

Date	21 December, 2007
Parties	
1.	**St.George Bank Limited** (ABN 92 055 513 070) of 4-16 Montgomery Street, Kogarah, NSW 2217 (the ***Company***).
2.	**Paul Anthony Fegan**, (the ***Executive***).
Recitals	
A	The Company has agreed to employ the Executive and the Executive has agreed to serve the Company on the terms of this Agreement.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

The following definitions apply unless the context requires otherwise.

Board means the Board of Directors of the Company.

Change of Control in respect of the Company occurs when:

(a) a takeover bid is made to acquire all or some ordinary shares of the Company (***Shares***) and the offer is, or becomes, unconditional and:

(i) the bidder has a relevant interest in more than 50% of the Shares on issue; or

(ii) the Board issues a statement recommending acceptance of the offer; or

(b) the Board issues a statement recommending a scheme of arrangement, reduction of capital, or acquisition of voting shares, in each case for approval by the Company's shareholders which, when implemented, will result in a person having a relevant interest in more than 50% of the Shares on issue.

Commencement Date means 13 November 2007.

Confidential Property means all works, inventions, discoveries, improvements, designs, computer programs, processes, concepts, strategies and plans that (either solely or jointly with others) the Executive has conceived, developed or may develop during and/or as a result of the employment or in relation to work performed by the Executive during the employment or connected with any of the matters which have been, are or may become the subject of the Company's business or in which the Company has been, is or may become interested.

EPS is basic earnings per ordinary share in the Company calculated by applying in a consistent manner the policies and practices used in determining EPS under Australian International Financial Reporting Standards (***AIFRS***) for the year ended 30 September 2007 (which was 218.9 cents). EPS

under AIFRS is defined as profit after tax, preference dividends and minority interest before goodwill, significant items, hedging and non-trading derivatives.

Financial Services Comparator Group means a group of companies within the financial services sector, weighted by their market capitalisation, including the Banks' major competitors from time to time, the members of which at the date of this Agreement are listed in Schedule 1, subject to adjustment under clause 4.3(c)(ix).

Financial Year means a period of 12 months ending on 30 September.

Group means the Company and any Related Body Corporate from time to time and includes St.George Bank Limited and its subsidiaries.

Group Member means any member of the Group.

Key Executive for the purpose of clause 10.3(c) means an employee of the Group who in the financial year in which the date of solicitation occurs reports directly to the Executive.

Measurement Dates means 31 March and 30 September in each Financial year in the relevant period.

Moral Rights means the right of integrity of authorship (that is, not to have a work subjected to derogatory treatment), the right of attribution of authorship of a work, and the right not to have authorship of a work falsely attributed, which rights are created by the *Copyright Act 1968* (Cth), and any other moral right capable of protection under the laws of any applicable jurisdiction.

Performance Criteria has the meaning given to that term in clause 6.1.

Prescribed Exercise Date means:

(a) in relation to clause 4.3(c)(i), 30 September 2009;

(b) in relation to clause 4.3(c)(ii), 30 September 2010;

(a) in relation to clause 4.3(c)(iii), 30 September 2011;

Related Body Corporate means, in relation to a body corporate, a body corporate which is related to it within the meaning of Section 50 of the Corporations Act.

Retirement means termination of the Executive's employment with the Company because he:

(a) attains the age that the Board accepts as the retirement age for the Participant;

(b) is unable, in the opinion of the Board, to perform his duties because of illness or incapacity; or

(c) is made redundant by the Company, or the circumstances in clause 7.2(b) apply.

Term means the period during which this Agreement and the Executive's employment by the Company continues, as provided in clause 2.

Termination Date means the date of termination of this Agreement and the Executive's employment with the Company whether under clause 7 or otherwise. For the avoidance of doubt, where the Company makes a payment to the Executive in lieu of notice, the Termination Date will be the date nominated by the Company as the last date on which the Executive is employed by the Company.

Total Employment Cost means the amount of remuneration payable to the Executive per annum, being the amount set out in clause 4.1, as amended by review from time to time under clause 4.5,

which amount includes the Company's superannuation contributions required by statute which are made to any superannuation fund of which the Executive is a member with respect to the relevant year.

Total Reward Opportunity means the total fixed and at risk remuneration for the relevant financial year, whether payable in cash or equity.

TSR is a measure of return on an investment in the Company's ordinary shares over a performance period as measured against the Financial Services Comparator Group. The return is based on an investor's return, defined as the percentage difference between the initial amount invested in company shares and the final value of those company shares at the end date, assuming dividends were reinvested. Any effects from share price volatility on a particular day at the beginning or end of the period are smoothed out by calculating the average share price over the twenty-two trading days preceding the start of the performance period and the twenty-two days preceding and including the measurement day. The measurement day is the last trading day of the half year ending 30 September or 31 March in which the measurement is taken. The Financial Services Comparator Group will also be smoothed using the same methodology.

1.2 Interpretation

Headings are for interpretation only and do not affect interpretation. The following rules of interpretation apply unless the contract requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a clause or Schedule is to a clause of or schedule to this Agreement.

(e) A reference to any party to this Agreement or any other agreement or document includes the party's successors and permitted assigns.

(f) A reference to conduct includes, without limitation, any omission, statement or undertaking, whether or not in writing.

(g) A reference to currency is to Australian currency, unless otherwise stated.

2. Term of employment

2.1 Engagement

The Company will employ the Executive as **Chief Executive Officer** of the Company on the terms and conditions of this Agreement on and from the Commencement Date. This Agreement replaces and supersedes any other employment agreement between the Executive and the Company on and from the Commencement Date.

2.2 Term

The Executive's employment under this Agreement will continue until terminated in accordance with clause 7. No other person will be appointed permanently to be or act as Chief Executive Officer of the Company during the Term except where clause 7.9 applies.

2.3 Prior service

The Company acknowledges that the Executive commenced employment with the Company on 22 July 2002 and that the Executive's service with the Company prior to the Commencement Date will continue to be recognised for the purpose of all of the Executive's service related entitlements and benefits.

3. Executive's obligations

3.1 Position

The Executive will perform the duties of **Chief Executive Officer** of the Company and will report to the Board through the Chairman.

3.2 Duties of the Executive

During the term the Executive will do the following:

(a) give the whole of his time, ability and attention in normal working hours, or when reasonably required outside those hours, to the business and affairs of the Company. The Executive will not be entitled to receive any remuneration from the Company for work performed by the Executive on behalf of the Company outside ordinary business hours;

(b) faithfully and diligently perform the duties and exercise the powers consistent with the office that may be assigned to him by the Board from time to time;

(c) comply with all reasonable directions given to him by the Board and any person designated as a delegate of the Board;

(d) observe and comply with the provisions set out in any written policy, practice or procedure circulated by the Company from time to time (provided that such written policy, practice or procedure does not form part of this Agreement);

(e) use his best endeavours to promote the interests of the Company;

(f) use his reasonable endeavours to protect the property of the Group from theft, loss, damage or neglect and give notice immediately to the Company or its responsible representatives of any theft, or material loss, damage or neglect, of such property which may come to his knowledge; and

(g) not, without the prior consent of the Board or the Chairman, provide paid services to any non-Group organisation or person or act as a director (whether paid or unpaid) of any non-Group company.

4. Conditions of employment

4.1 Remuneration

For each Financial Year of the Term, the Company will pay the Executive an amount equivalent to a Total Employment Cost of $1,700,000, subject to clause 4.5. Payment shall be made pro-rata for each part of a year comprising the Term. The amounts to be paid may be taken in the form of a base salary and such other components (including without limitation the provision of a motor vehicle) as the Company and the Executive may agree provided that the amount of any fringe benefits tax associated with such other components will be included in the Total Employment Cost.

4.2 Short Term Incentive

(a) In addition to the amounts payable under clause 4.1, and subject to clause 4.5, the Executive will be eligible for an annual performance incentive of, in aggregate, up to $1,800,000 (pro-rated from the Commencement Date in respect of the Financial Year ending 30 September 2008).

(b) The Nomination and Remuneration Committee will recommend to the Board the Performance Criteria against which performance will be assessed for the purpose of determining the quantum of the annual performance incentive. These will be in the form of a Balanced Scorecard related to the Group and the individual and include Financial, Customer, People, Risk and Compliance and Strategy outcomes. The details of the criteria and the portion of the annual performance incentive to which they relate, and the proposed date for payment (which will not be later than 31 December each year), will be notified to the Executive by the Board no later than 31 January 2008, and 31 January in each Financial Year thereafter and will be subject to annual review by the Board. The annual performance incentive will be determined by the Nomination and Remuneration Committee of the Board in good faith having regard to the Executive's performance during the financial year against the Performance Criteria agreed as contemplated in clause 6. The payment will require Board endorsement.

(c) Any amount of the annual performance incentive which exceeds $1,500,000 (pro-rated from the Commencement Date in respect of the Financial Year ending 30 September 2008) (***Excess Amount***) will be provided as awards under the Short Term Incentive Deferred Opportunity (***STIDO Awards***), subject to any necessary approvals (including shareholder approval). If any necessary approvals cannot be obtained, the Excess Amount will be payable to the Executive in cash.

(d) STIDO Awards are governed by the rules of the Executive Performance Share Plan (as modified by this clause 4.2) and a STIDO Award will entitle the Executive (or the Executive's nominee), on exercise, to one fully paid ordinary share in the Company for no further consideration.

(e) The Executive will be granted as soon as practicable after the beginning of a relevant Financial Year a number of STIDO Awards determined:

(i) by dividing $300,000 (pro-rated from the Commencement Date in respect of the Financial Year ending 30 September 2008) by $37.18, being the volume weighted average price of the Company's shares for the 5 day period up to and including the

Commencement Date, in respect of the annual performance incentive for the Financial Year ending 30 September 2008; or

(ii) by dividing $300,000 (or such other amount determined under clause 4.2(b) or clause 4.5) by the volume weighted average price of the Company's shares during the 5 trading days up to and including 1 October in the Financial Year to which the annual performance incentive relates, in respect of the annual performance incentive for subsequent Financial Years,

(f) The number of STIDO Awards that may become exerciseable (***Exerciseable STIDO Awards***) will be determined by dividing any Excess Amount determined under clauses 4.2(b) and 4.2(c) by:

(i) $37.18, being the volume weighted average price of the Company's shares for the 5 day period up to and including the Commencement Date, in respect of the annual performance incentive for the Financial Year ending 30 September 2008; or

(ii) the volume weighted average price of the Company's shares during the 5 trading days up to and including 1 October in the Financial Year to which the annual performance incentive relates, in respect of the annual performance incentive for subsequent Financial Years,

and any STIDO Awards which do not become Exerciseable STIDO Awards will lapse.

(g) Subject to the provisions of this clause 4.2, Exerciseable STIDO Awards may only be exercised if the Executive remains employed by the Company on the date which is the first day of the third Financial Year after the Financial Year to which the annual performance incentive relates (***End Date***).

(h) During the two Financial Years (***FY 2*** and ***FY 3***) after the Financial Year to which the annual performance incentive relates (***FY 1***), the Executive will be entitled to trust distribution payments from the trustee of the St George Bank Employee Share Plan Trust relating to dividend income received by the Trust in respect of such number of shares relating to the number of Exerciseable STIDO Awards determined under clause 4.2(f).

(i) In the event of the death or Retirement of the Executive on or before the last day of FY 1, the amount of the annual performance incentive will be determined on a pro rata basis for that proportion of the Financial Year up to the Termination Date and to the extent that any relevant Performance Criteria have been satisfied, unless the Board determines otherwise (but not to the detriment of the Executive), and:

(i) any cash payable will be paid to the Executive; and

(ii) if there is an Excess Amount, that shall be used in determining the number of Exerciseable STIDO Awards under clause 4.2(f) and such awards will immediately vest and must be exercised within 12 months of the date of death or Retirement.

(j) In the event of the death or Retirement of the Executive in the period beginning on the first day of FY 2 and ending on the End Date, any Exerciseable STIDO Awards will vest immediately, unless the Board determines otherwise and must be exercised within 12 months of the date of death or Retirement.

(k) Except in the circumstances set out in clauses 4.2(l) and (m):

(i) if the Executive leaves his employment with the Company with a Termination Date on or before the last day of FY 1 for any reason other than death or Retirement, the annual performance incentive is forfeited, so that the Executive is not entitled to the cash component of the annual performance incentive and all STIDO Awards shall lapse;

(ii) if the Executive leaves his employment with the Company with a Termination Date in the period beginning on the first day of FY 2 and ending on the End Date for any reason other than death or Retirement, all Exerciseable STIDO Awards will be forfeited and shall lapse immediately, and the distributions payable under clause 4.2(h) will cease,

unless the Board determines otherwise (but not to the detriment of the Executive).

(l) If a Change of Control occurs in FY 1, the amount of the annual performance incentive will be determined on a pro rata basis for that proportion of FY 1 up to the date that the Change of Control occurs (the ***Proportion***) and subject to performance being assessed as satisfactory, unless the Board determines otherwise, and:

(i) any cash payable will be paid to the Executive; and

(ii) if there is an Excess Amount, that shall be used in determining the number of Exerciseable STIDO Awards under clause 4.2(f), which will vest immediately,

unless the acquiring entity informs the Board that appropriate substitute remuneration of equal or greater value will be given to the Executive. The discretion granted to the Board under this clause 4.2(l) does not extend to making a determination which would result in the amount of the annual performance incentive being less than the amount determined on the basis of the Proportion, subject to performance being assessed as satisfactory.

(m) If a Change of Control occurs in FY 2 or FY 3, any Exerciseable STIDO Awards will vest immediately.

4.3 Long Term Incentive – Options and Awards

(a) Within 15 Business Days after the date of this Agreement, the Company will grant to the Executive (or the Executive's nominee), pursuant to the Company's Executive Option Plan (as modified by this clause 4.3), such number of options being $650,000 (pro-rated from the Commencement Date in respect of the Financial Year ending 30 September 2008) divided by the value of the options determined using a binomial model and pursuant to the Company's Executive Performance Share Plan (as modified by this clause 4.3), and such number of awards being $650,000 (pro-rated from the Commencement Date in respect of the Financial Year ending 30 September 2008) divided by $37.18, being the volume weighted average price of the Company's shares for the 5 day period up to and including the Commencement Date, to be divided into three equal tranches in accordance with paragraph (c) below.

(b) Each option and award will be granted to the Executive (or the Executive's nominee) for no monetary consideration. An award will entitle the Executive (or the Executive's nominee), on exercise, to one fully paid ordinary share in the Company for no further consideration.

An option will entitle the Executive (or the Executive's nominee), on exercise, to one fully paid ordinary share in the Company for an exercise price of $37.18 per share being the volume weighted average price of the Company's shares during the five trading days up to and including the Commencement Date.

(c) Exercise of options and awards granted under clause 4.3(a) will be subject to the following performance hurdles (***Performance Hurdles***):

(i) one third of the options and one third of the awards may be exercised in the period commencing on 30 September 2009 and ending on 30 September 2013 provided that:

(A) EPS:

(1) for the year ending 30 September 2009; or

(2) for the year ending 30 September 2010; or

(3) for the year ending 30 September 2011; or

(4) for the year ending 30 September 2012,

exceeds the EPS for the year ended 30 September 2007 by at least that figure which EPS at 30 September 2007 would have reached had EPS grown at an annual rate of 10%, compounding annually, in which case 100% of any unvested options and 100% of any unvested awards will vest; or

(B) if the aggregate capital of those companies within the Financial Services Comparator Group which have a TSR (measured from 1 October 2007 to the last trading day before the Measurement Date) less than the Company:

(1) is equal to 50 per cent of the aggregate capital of the total Financial Services Comparator Group, then 50% of the options and 50% of the awards will vest and may be exercised on and from the Prescribed Exercise Date;

(2) is equal to or greater than 75 per cent of the aggregate capital of the total Financial Services Comparator Group, then 100% of the options and 100% of the awards will vest and may be exercised on and from the Prescribed Exercise Date;

(3) is between 50 and 75 per cent of the aggregate capital of the total Financial Services Comparator Group, then an additional 2 % of options and 2% of awards will vest for each 1% increase above 50 per cent up to 100% at 75 per cent, and may be exercised on and from the Prescribed Exercise Date,

on any Measurement Date, with the first Measurement Date being 30 September 2009 and the last Measurement Date being 30 September 2012;

(ii) one third of the options and one third of the awards may be exercised in the period commencing on 30 September 2010 and ending on 30 September 2013 provided that:

(A) EPS:

(1) for the year ending 30 September 2010; or

(2) for the year ending 30 September 2011; or

(3) for the year ending 30 September 2012,

exceeds the EPS for the year ended 30 September 2007 by at least that figure which EPS at 30 September 2007 would have reached had EPS grown at an annual rate of 10%, compounding annually, in which case 100% of any unvested options and 100% of any unvested awards will vest; or

(B) if the aggregate capital of those companies within the Financial Services Comparator Group which have a TSR (measured from 1 October 2007 to the last trading day before the Measurement Date) less than the Company:

(1) is equal to 50 per cent of the aggregate capital of the total Financial Services Comparator Group, then 50% of the options and 50% of the awards will vest and may be exercised on and from the Prescribed Exercise Date;

(2) is equal to or greater than 75 per cent of the aggregate capital of the total Financial Services Comparator Group, then 100% of the options and 100% of the awards will vest and may be exercised on and from the Prescribed Exercise Date;

(3) is between 50 and 75 per cent of the aggregate capital of the total Financial Services Comparator Group, then an additional 2 % of options and 2% of awards will vest for each 1% increase above 50 per cent up to 100% at 75 per cent, and may be exercised on and from the Prescribed Exercise Date,

on any Measurement Date, with the first Measurement Date being 30 September 2010 and the last Measurement Date being 30 September 2012;

(iii) one third of the options and one third of the awards may be exercised in the period commencing on 30 September 2011 and ending on 30 September 2013 provided that:

(A) EPS:

(1) for the year ending 30 September 2011; or

(2) for the year ending 30 September 2012,

exceeds the EPS for the year ended 30 September 2007 by at least that figure which EPS at 30 September 2007 would have reached had EPS grown at an annual rate of 10%, compounding annually, in which case

100% of any unvested options and 100% of any unvested awards will vest; or

(B) if the aggregate capital of those companies within the Financial Services Comparator Group which have a TSR (measured from 1 October 2007 to the last trading day before the Measurement Date) less than the Company:

(1) is equal to 50 per cent of the aggregate capital of the total Financial Services Comparator Group, then 50% of the options and 50% of the awards will vest and may be exercised on and from the Prescribed Exercise Date;

(2) is equal to or greater than 75 per cent of the aggregate capital of the total Financial Services Comparator Group, then 100% of the options and 100% of the awards will vest and may be exercised on and from the Prescribed Exercise Date;

(3) is between 50 and 75 per cent of the aggregate capital of the total Financial Services Comparator Group, then an additional 2 % of options and 2% of awards will vest for each 1% increase above 50 per cent up to 100% at 75 per cent, and may be exercised on and from the Prescribed Exercise Date,

on any Measurement Date, with the first Measurement Date being 30 September 2011 and the last Measurement Date being 30 September 2012;

(iv) Options and awards not exercised by 30 September 2013 will lapse.

(v) If the Executive's employment is terminated for any reason or the Executive terminates this Agreement and his employment under clause 7.2(c), he may exercise all options and awards granted under clause 4.3(a) which are or have become exercisable through satisfaction of a Performance Hurdle on or before the Termination Date and must exercise such options and awards within 12 months after the Termination Date. Subject to clauses 4.3(c)(vi) and 4.3(c)(vii), any unvested options or awards on the Termination Date will lapse unless the Board determines otherwise in its absolute discretion.

(vi) If this Agreement and the Executive's employment is terminated because of the death or Retirement of the Executive, any unvested options and awards granted under clause 4.3(a) will be exercisable by the Executive on a pro rata basis based on employment during the relevant performance period and subject to satisfaction of the relevant Performance Hurdles, unless the Board determines otherwise.

(A) The pro rated number of options and awards which become exercisable will be calculated in respect of each tranche based upon the portion of the performance period during which the Executive was employed up until the Termination Date, with the performance period for each tranche being calculated from the Commencement Date to the Prescribed Exercise Date for that tranche (the ***Pro-rated Number***). Any options or awards not

comprising the Pro-rated Number will lapse immediately following the Termination Date.

(B) The Executive will only be able to exercise such number of the Pro-rated Number of options and awards to the extent that:

(1) in the case of a tranche of options and awards which has not reached the Prescribed Exercise Date at the Termination Date, the Performance Hurdles are satisfied on the Prescribed Exercise Date; or

(2) in the case of a tranche of options and awards which has reached the Prescribed Exercise Date but which has failed to satisfy the Performance Hurdles at the Termination Date, the Performance Hurdles are satisfied by the end of the Financial Year in which the Termination Date occurs.

To the extent the Performance Hurdles are not satisfied as contemplated in paragraphs (1) and (2), the relevant number of options and awards will lapse immediately following the Prescribed Exercise Date (in the case of paragraph (1)) or the end of the relevant Financial Year (in the case of paragraph (2)).

(C) The options and awards determined to be exerciseable under clause 4.3(c)(vi)(B) must be exercised within 12 months of the notification of satisfaction of the Performance Hurdles. Any options and awards not exercised within this period will lapse.

(vii) If a Change of Control occurs, the Executive may exercise such number of unvested options and awards granted under clause 4.3(a) determined on a pro rata basis (notwithstanding any failure to satisfy any relevant Performance Hurdle) but subject to performance being assessed as satisfactory, unless the Board determines otherwise. The pro rated number of options and awards which become exercisable will be calculated in respect of each tranche based upon the portion of the performance period during which the Executive was employed up until the Change of Control occurs, with the performance period for each tranche being calculated from the Commencement Date to the first Prescribed Exercise Date for that tranche. The discretion granted to the Board under this clause 4.3(c)(vii) does not extend to making a determination which would result in a reduction of the number of unvested options and awards that would otherwise become exerciseable under this clause determined on a pro-rata basis, subject to performance being assessed as satisfactory.

(viii) Options and awards may not be exercised nor shares sold at times prohibited by the Company's trading policy.

(ix) If a member of the Financial Services Comparator Group ceases to be listed on the Australian Securities Exchange, the Board may, in good faith so as to preserve the financial services nature of the comparator group, include an additional member or members (the ***New Member***) in the Financial Services Comparator Group

provided that, in the Board's reasonable opinion, the addition of the New Member does not cause the Company's percentage ranking against the Financial Services Comparator Group immediately following the addition of the New Member to be less than its ranking immediately before the addition of the New Member.

(d) At the discretion of the Board, to be exercised in good faith, and subject to any necessary approvals (including shareholder approval), the Executive will be invited to participate in the Company's long term incentive arrangements. Participation in these arrangements will be reviewed in accordance with clause 4.5. Options and awards which are not granted under clause 4.3(a) are exerciseable in accordance with the rules of the Company's Executive Option Plan and Executive Performance Share Plan, as relevant (including those rules which apply in respect of termination of employment) and their terms of issue, including any special terms set out in the invitation to participate.

4.4 Acknowledgement

The Company's incentive plans are subject to review for change, revision or continuance at the Board's discretion. All cash incentive payments to the Executive are ultimately made at the Board's discretion, acting in good faith and taking account of any relevant Performance Criteria. All equity-based awards are made to the Executive at the discretion of the Board, acting in good faith.

4.5 Review

(a) The Chairman and/or the Board will undertake an annual review of the remuneration arrangements in this clause 4. The Total Reward Opportunity will not necessarily be increased following that review.

(b) In undertaking the annual review, the Chairman and/or the Board will have regard to the results of any performance review conducted pursuant to clause 6.

(c) The Total Employment Cost payable under clause 4.1 will not reduce as a result of a review under this clause 4.5.

4.6 Travel and Business expenses

The Company will reimburse the Executive for all travelling and other out of pocket expenses properly incurred by the Executive in or about its business. Those expenses must be evidenced in the manner that the Company reasonably requires.

4.7 Superannuation

(a) To satisfy the superannuation guarantee legislation, compulsory employer contributions are included as part of the Executive's remuneration referred to in clause 4.1. Any statutory changes to the amount of compulsory employer contributions will not effect a change in the Executive's Total Employment Cost. Compulsory employer contributions will be those required by the relevant legislation in force at the time of the contribution.

(b) The Executive may elect to make additional superannuation contributions on a salary sacrifice basis.

4.8 Leave

The Executive will be entitled to four (4) weeks paid annual leave for each complete year of service and personal and carer's leave in accordance with the Company's policy from time to time.

4.9 Shareholder Approval

If in the reasonable opinion of the Company it becomes or is necessary or desirable to obtain the approval of the shareholders of the Company to the granting of options and/or awards under clause 4.3(a), then the Company must seek such approval at the next following annual general meeting. If the shareholders of the Company do not approve the grant of the options and/or awards to the Executive then, following consultation with the Executive, the Company shall at its election either:

(a) provide to the Executive an equivalent option and/or share appreciation right with the intent that the Executive be placed in the same position (after tax) as if the options and/or awards had been granted; or

(b) on or as soon as possible after the date on which the options and/or awards would otherwise have vested and become exerciseable by the Executive if they had been granted on the Commencement Date, at its election either:

   (i) purchase on-market for and on the Executive's behalf, and in his name (or the name of the Executive's nominee), the number of shares in the Company which would have been the subject of the options and/or awards, such purchase to take place as soon as possible after the date on which the options and/or awards would have vested; or

   (ii) make a cash payment to the Executive (or the Executive's nominee), in an amount which reflects the value of the shares which would have been the subject of the options and/or awards, calculated as at the date on which the options and/or awards would have vested,

   in either case subject to any adjustment which may be required on account of deductions required for tax in accordance with clause 4.10.

This clause 4.9 does not prejudice any rights of the Executive under this Agreement if, prior to any such shareholder approval being obtained, the Agreement is terminated for any reason, and clauses 4.3(c)(v) to (vii) shall apply for the purposes of this clause 4.9 as if the options and awards had been granted on the Commencement Date.

4.10 Deductions

All payments made under this Agreement or otherwise in association with the employment will be subject to the deduction or withholding by the Company of any amounts required under any law.

5. General business principles

The Executive acknowledges that he has read and understood the Company's Code of Ethics and in particular the section relating to confidential information, with which the Executive is required to comply. The Executive's obligation not to disclose confidential information is ongoing, notwithstanding termination of this Agreement.

6. Performance Criteria and review

6.1 Performance Criteria

The Executive will be notified by 31 January 2008 of the performance standards and criteria relevant to the Executive's position (the ***Performance Criteria***).

6.2 Variation of Performance Criteria

The Performance Criteria may be varied by the Company from time to time, by notice in writing to the Executive, but any variation made after 31 January in any Financial Year will not apply to the assessment of the Executive's performance in that Financial Year unless agreed between the Executive and the Company.

6.3 Notice of Performance Review

A review of the Executive's performance pursuant to the Performance Criteria (a ***Performance Review***) will be conducted periodically by the Chairman and/or the Board. The Company will give the Executive at least seven days' notice in writing that a Performance Review is to be held.

7. Termination

7.1 Termination by the Company where breach by the Executive

(a) The Company may immediately terminate this Agreement and the employment of the Executive by notice to the Executive in writing if the Executive at any time:

(i) commits any serious or persistent breach of the Agreement including, without limitation, intentional disobedience, dishonesty, or serious or persistent breach of duty or serious or persistent neglect;

(ii) breaches a material provision of this Agreement and does not remedy that breach within seven (7) days after receiving notice from the Company specifying the breach;

(iii) is declared bankrupt, becomes of unsound mind, or has conducted himself in a manner which, in the reasonable opinion of the Company, will detrimentally affect the Company; or

(iv) is absent from work for a total of 120 days in any period of 180 days unless due to illness or with the leave of the Board.

(b) If the Executive's employment is terminated under this clause 7.1, the Company will not be obliged to pay the Executive any moneys other than the following:

(i) any accrued Total Employment Cost to which the Executive is entitled on the Termination Date;

(ii) any superannuation contributions due as at the Termination Date;

(iii) any amount to which the Executive is entitled in lieu of unused annual leave; and

(iv) any amount to which the Executive is entitled under the Long Service Leave Act 1955 (NSW).

7.2 Termination other than where breach by the Executive

(a) The Company may at any time and without disclosure of any reason terminate this Agreement and the Executive's employment by:

(i) giving 12 months' notice in writing to the Executive at any time after the first anniversary of the Commencement Date; or

(ii) paying the Executive an amount in lieu of notice equivalent to the Total Employment Cost at the time the termination notice is given (the ***Relevant Amount***); or

(iii) in part giving the Executive notice and in part paying the Relevant Amount in lieu of the unexpired portion of the notice period.

(b) If there is a material diminution of the Executive's role and responsibilities the Executive may elect to terminate this Agreement within 6 months of that material diminution (in which event this Agreement and the Executive's employment will be deemed to be terminated five (5) business days after the date of that notice), and the Executive shall be entitled to a payment of the Total Employment Cost at the time the termination takes effect, together with a pro rata payment of the annual performance incentive assessed under clause 4.2(i) and 4.2(j). This clause 7.2(b) does not prejudice the Executive's rights under clause 4.3(c)(vi)). If there is a material diminution of the Executive's role and responsibilities, and the Company terminates this Agreement under clause 7.2(a) within 6 months of that material diminution, the Executive will be deemed for all purposes to have terminated this Agreement under this clause 7.2(b) and the termination by the Company under clause 7.2(a) will be disregarded..

(c) The Executive may terminate this Agreement and his employment by giving six (6) months notice in writing to the Company, in which case the Executive shall not be entitled to any payments, other than:

(i) any accrued Total Employment Cost to which the Executive is entitled on the last day of the notice period;

(ii) any superannuation contributions due as at the last day of the notice period;

(iii) any amount to which the Executive is entitled in lieu of unused annual leave as at the Termination Date;

(iv) any amount to which the Executive is entitled under the Long Service Leave Act 1955 (NSW) as at the Termination Date,

(the ***Termination Amounts***) and the Company may elect to pay the Executive the Termination Amounts in lieu of any unexpired portion of the notice period. This clause 7.2(c) does not prejudice the Executive's rights under clause 4.3(c)(v). A notice given by the Executive in the event of the Executive's Retirement shall not be treated as a notice under this clause 7.2(c) for the purpose of this Agreement except for the purpose of determining the Termination Amounts. Upon the death of the Executive, this clause 7.2(c) shall apply to calculate the Termination Amounts payable to the Executive's estate. For the avoidance of doubt, nothing in this clause 7.2(c) will prejudice the rights of the Executive or the Executive's estate under clauses 4.2(i), 4.2(j), 4.3(v) and 4.3(vi) on the Executive's

Retirement or death. For the purpose of this clause 7.2(c), "Retirement" does not include the circumstances in which clause 7.2(b) applies.

7.3 No claim for compensation

(a) If this Agreement and the Executive's employment is terminated by the Company under this clause 7, the Executive will not be entitled to claim any amounts by way of retirement allowance or liquidated damages or any other payments as a consequence of termination except for the payments set out in this clause 7 and clause 4.

(b) Any payment by the Company under this clause 7 shall be without prejudice to any rights or remedies the Company may have against the Executive and shall not constitute any admission of fact or liability.

(c) Nothing in this clause 7.3 limits the ability of the Executive to take any action disputing whether termination has occurred in accordance with clause 7, or that a material diminution in his role and responsibilities occurred within 6 months before termination by the Company under clause 7.2(a).

7.4 Transfer of superannuation

After termination of this Agreement subject to the terms of the trust deed and rules of the Superannuation Fund, the Company will require that the trustee of the Superannuation Fund transfers the Executive's entitlements under the Superannuation Fund to another superannuation fund nominated by the Executive or deals with them otherwise in accordance with relevant legislation.

7.5 Survival of Executive's obligations on termination

Clauses 7.4, 7.5, 7.6, 8, 9, 10 and 11 survive the termination of this Agreement.

7.6 Return of company property

On termination of this Agreement, the Executive will immediately deliver to the Company all books, documents, papers, materials, credit cards, motor vehicles and other property of the Company which may then be in the Executive's possession or under his power or control.

7.7 Resignation as director

If the Executive is a director or secretary of any Group Member the Executive will be deemed to have resigned from that position on the earlier of:

(a) the date the Executive gives notice of his resignation under clause 7.2(c); or

(b) the Company gives notice to the Executive under clause 7.1 or 7.2(a) (unless that notice specifies another date on which the Executive will be deemed to have resigned from that position).

7.8 Directors' fees

The Executive shall not be entitled to participate in any fees paid in relation to any directorship referred to in clause 7.7 while Chief Executive Officer. If fees are paid to the Executive by a person other than the Company, any such fees shall be deemed to be income of the Company and not the Executive.

7.9 Suspension of Executive and gardening leave

The Company may suspend the Executive on normal pay for any period (including any notice periods under clause 7.2(a) or 7.2(c)) or require the Executive to undertake alternative duties or to take leave for the remaining portion of any notice period if the Company considers it in the best interests of the Company to do so.

8. Change of Control

(a) The Executive will have no claim against the Company in respect of the termination of this Agreement if both:

(i) the Executive is terminated within 6 months after a takeover bid, or application for a court order to effect a compromise, arrangement, reconstruction, amalgamation or winding up (each an ***Event***) affecting or in connection with the Company; and

(ii) the Executive is offered employment as chief executive officer with the holding company of the entity resulting from an Event on terms not less favourable than the terms of this Agreement and with no material diminution of the Executive's role and responsibilities.

(b) Nothing in this clause affects the rights of the Executive under clauses 4.2(l), 4.2(m), 4.3(c)(vii) and 4.3(d).

9. Confidentiality Obligations of Executive

9.1 Acknowledgements

The Executive acknowledges that:

(a) in the course of the Executive's employment the Executive will have access to knowledge, know how, information and customer, employee and supplier relationships which form the goodwill of the business of the Company and the Group;

(b) the undertakings in this clause 9 are reasonable and necessary for the protection of that goodwill;

(c) he has taken independent legal advice in relation to this clause 9; and

(d) any breach of any of the undertakings in this clause 9 may not adequately be compensated by an award of damages. Any breach will entitle the Company, in addition to any other remedies available at law or in equity, to seek an injunction to restrain the committing of any breach (or continuing breach).

9.2 Confidentiality

(a) Subject to paragraph (b), the Executive undertakes to the Company that the Executive will not, at any time during the Term or after the Termination Date, in any manner directly or indirectly disclose or use any confidential information of any kind, including, without limitation, any formula, process, method of manufacture, trade secret, record, data or any information concerning the business, affairs or customers of the Group acquired by the

Executive in the course of or in consequence of his employment whether before or after the date of this Agreement.

(b) Paragraph (a) does not apply to the disclosure of information which is freely available to the public, disclosures required of the Executive by any applicable law or requirement of any regulatory body or any disclosure made by the Executive to his professional advisers for the purpose of obtaining legal or financial advice.

9.3 Consideration

To the extent that consideration is necessary to found the covenants set out in this clause 9, the Executive agrees that such consideration is constituted by the experience, knowledge and information to which the Executive has access by virtue of his employment under this Agreement and the remuneration received by the Executive pursuant to this Agreement.

9.4 Survival of obligations

The obligations of the Executive under this clause 9 survive termination of employment.

10. Restraint on Executive's Conduct

10.1 Circumstances

The Executive acknowledges that, in the course of the Employment, he will:

(a) have a high level of access to confidential information as acknowledged in clause 9.1;

(b) gain knowledge of the Group well beyond that in general circulation;

(c) have knowledge of, and influence over, the customers of the Group because of the personal relationships he will form with representatives of those customers;

(d) have a position of leadership within the Group such as to enable the Executive to hold a degree of influence over the personnel of the Group;

(e) have a significant relationship with the Group; and

(f) as a result of each of the foregoing, have the ability to cause significant damage to the Company and the Group,

(collectively the ***Circumstances***).

10.2 No competition

To protect the Group's interests in light of the Circumstances, the Executive covenants with the Company that, during the Term (including any period after notice of termination has been given) and during any period for which payment in lieu of notice has been given (if relevant) (provided that where termination occurs under clause 7.2(a) such period shall not exceed 6 months), in Australia (and in the event that a court finds that is broader than is reasonably necessary to protect the Company's legitimate business interests, in New South Wales, Queensland and Victoria, or alternatively, in New South Wales):

(a) the Executive, whether:

(i) directly or indirectly;

(ii) on his own account;

(iii) jointly with or on behalf of any other person or corporation as an officer, employee, independent contractor, partner, joint venturer or agent; or

(iv) as principal, employee, partner, agent, director or otherwise on any account or pretence;

(b) any agent, independent contractor or employee while employed or engaged by him or by any firm or corporation in which he has a substantial interest whether that interest is legally enforceable or not; or

(c) any firm or corporation in which he may be interested as an employee, director, shareholder, beneficial owner or controller (whether that control can be legally enforced or not) of shares, lender or adviser or otherwise,

will not carry on or be engaged or concerned in, any business in competition with or of a similar nature to any business conducted by the Group, the Company and/or any Group Member from time to time.

10.3 No solicitation

To protect the Group's interests in light of the Circumstances, the Executive agrees that he will not, during the Term and during any period for which payment in lieu of notice has been given (if relevant), and for a period of 12 months thereafter, in Australia (and in the event that a court finds that is broader than is reasonably necessary to protect the Company's legitimate business interests, in New South Wales, Queensland and Victoria, or alternatively, in New South Wales):

(a) **(solicit business contacts)** directly or indirectly:

(i) solicit or attempt to solicit any customer, client, lender, supplier, service provider, manufacturer, agent, distributor, joint-venture participant in the period of 12 months up to and including the Termination Date (***Business Contact***) of any business conducted by the Group, the Company and/or any Group Member from time to time (***Protected Business***) , where such solicitation in any way relates to products and/or services provided by, or to be received by, the Protected Business from the Business Contact; or

(ii) divert, entice or take away, or attempt to divert, entice or take away, any Business Contact; or

(b) **(solicit prospective business contacts)** directly or indirectly;

(i) solicit or attempt to solicit any party with whom a Protected Business was, to the Executive's knowledge, intending to enter into a relationship of customer, client, lender, supplier, service provider, manufacturer, agent, distributor or joint-venture participant as at the Termination Date (***Prospective Business Contact***), where such solicitation in any way relates to products and/or services proposed to be provided by, or proposed to be received by, the Protected Business from the Prospective Business Contact; or

(ii) divert, entice or take away, or attempt to divert, entice or take away, any Prospective Business Contact; or

(c) **(solicit personnel)** directly or indirectly, offer to hire, entice away, or in any other manner persuade or attempt to persuade any director, officer, executive, agent or representative of any Protected Business who has held that position at any time within 12 months of the date of solicitation, to discontinue his, her or its relationship with any Protected Business, (and where a Key Executive discontinues his or her relationship with any Protected Business and is employed or contracted by, or consults to, or enters into a relationship with, any company in respect of which the Executive becomes the chief executive officer and/or managing director after the Termination Date, or subsidiary or controlled entity of such company or joint venture to which such company is a party, the Executive must prove to the reasonable satisfaction of the Company that he has not solicited the Key Executive); or

(d) **(assist or procure)** directly or indirectly assist any person to, or procure that any person, do any of the acts or anything else contemplated by paragraphs (a) to (c) above (as applicable).

10.4 Exceptions

Nothing in this clause 10 precludes the Executive from:

(a) owning marketable securities of a corporation or trust which are listed on a recognised stock exchange in Australia or elsewhere provided that the Executive holds not more than 1% of the total marketable securities of the corporation or trust;

(b) being involved in a part of the business of any entity that in no way competes with a Protected Business; or

(c) continuing to have any interest which the Executive had at the time of this Agreement and which interest the Executive has previously brought to the attention of the Board in writing.

10.5 Restraints reasonable

In light of:

(a) the Circumstances; and

(b) the fact that consideration for this clause 10 includes the benefits he will receive pursuant to this Agreement, including the termination payments contemplated in clause 7,

the Executive acknowledges that each of the separate provisions in this clause 10 is a fair and reasonable restraint of trade.

10.6 Remedies

The Executive acknowledges that:

(a) a breach of this clause 10 would be harmful to the business interests of the Group;

(b) monetary damages alone would not be a sufficient remedy for a breach of this clause 10; and

(c) in addition to any other remedy which may be available in law or equity, the Company (and/or one or more of the Group Members) is entitled to interim, interlocutory and permanent injunctions (or any of them) to prevent breach of this clause 10 and to compel specific performance of it without the necessity of proof of actual damage suffered by the Company or any Group Member, as the case may be.

10.7 Additional beneficiaries

(a) Clause 10 of this Agreement is intended to be, and is, for the benefit of the Company and any of the Group Members.

(b) Any promise, warranty or covenant made by the Executive under this clause 10 in favour of persons not a party to this Agreement is intended to be, and is, directly enforceable by each of those persons, and this Agreement operates as a deed poll in favour of those persons.

10.8 Survival

This clause 10 continues to apply after the termination of this Agreement.

11. Intellectual Property and Moral Rights

11.1 Intellectual property rights, inventions and copyright

(a) The Executive assigns irrevocably to the Company his entire, if any, right, title, interest and industrial or intellectual property in and to all Confidential Property including all ownership rights, copyright and the exclusive right to develop, make, use, sell, license or otherwise benefit from any information, discovery, process or other form of knowledge conceived, made or improved by the Executive during the employment.

(b) Any such creation, conception or improvement by the Executive will be deemed to be a work made in the scope of and during the course of the employment with the Company.

(c) The Executive will disclose to the Company all Confidential Property promptly.

(d) The Executive agrees to execute on demand, at the expense of the Company, all documents that may be desirable to secure to the Company the best copyright, patent or other protection in Australia and elsewhere and/or rights relating to such Confidential Property.

11.2 Moral Rights

(a) The Executive acknowledges that during the employment and at all times afterwards, so far as the Executive is able, the Executive waives all Moral Rights in works that the Executive has created in the course of his employment (the ***Works***).

(b) The Executive consents unconditionally to all acts or omissions by the Company in relation to the Works, which may infringe his Moral Rights in the Works.

12. Set-off

On termination of his employment, the Executive authorises the Company to set-off against and deduct from any amounts payable to the Executive, any amount owing by the Executive to the Company on any account.

13. No Waiver

No failure to exercise and no delay in exercising any right, power or remedy under this Agreement will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

14. Notices

Any notice required to be given under this Agreement by any party to another shall be in writing addressed to the intended recipient at the address last notified by the intended recipient to the party giving the notice.

15. Severance

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will be ineffective in that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

16. Amendment

This Agreement may be amended only by a further Agreement executed by both parties.

17. Governing law

This Agreement is governed by the laws of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction there.

18. Entire agreement

This Agreement represents the entire agreement of the parties with respect to the subject matters dealt with in this Agreement.

Schedule 1

Financial Services Comparator Group

The proposed group, the market capitalisation of each company and the percentage they represent of the group's market capitalisation is (at 26 September 2007)-

Company (ASX Code)	**Market Cap ($b)**	**% of Group**
Commonwealth Bank (CBA)	73.4	20.26%
National Australia Bank (NAB)	63.46	17.51%
Australia and New Zealand Banking Group (ANZ)	53.93	14.88%
Westpac Banking Corporation (WBC)	51.85	14.31%
QBE Insurance Group Limited (QBE)	29.29	8.08%
Macquarie Bank Limited (MBL)	21.76	6.01%
AMP Limited (AMP)	19.7	5.44%
Suncorp-Metway Limited (SUN)	18.36	5.07%
AXA Asia pacific Holdings Limited (AXA)	13.16	3.63%
Insurance Australia Group (IAG)	9.06	2.50%
Bendigo/Adelaide Bank Limited (BEN) (ADB)*	3.42	0.94%
Perpetual Limited (PPT)	3.03	0.84%
Bank Of Queensland Limited (BOQ)	1.92	0.53%
	362.34	**100%**
St.George Bank (SGB)	18.56	5.00%

**The market capitalisations of Bendigo Bank and Adelaide Bank have been combined in anticipation of the merger of the two entities*

Executed in Sydney.

Signed for **St.George Bank Limited** ABN 92 055 513 070 by its attorney under power of attorney dated in the presence of:

DARREN STEPHENS

Witness Signature

Print Name

Witness Signature

Print Name

> SIGNED SEALED AND DELIVERED
>
> for and on behalf of ST. GEORGE BANK LIMITED (ACN 055 513 070) by its Attorneys under power of attorney dated 26th January 2006 registered No. 307 Book 4479
>
> ATTORNEY
> Print Name: [illegible] Harold See Brown
> Position Held: General Counsel & Group Secretary
>
> ATTORNEY
> Print Name:
> Position Held:
>
> Attorney Signature
>
> WITNESS
> Print Name: Edmond Wong
> [illegible]

Print Name

Attorney Signature

Print Name

Signed by Paul Anthony Fegan in the presence of:

DARREN STEPHENS

Witness Signature

Print Name

Signature

FV

st.george

news

release

21 December 2007

New Tier 1 Capital Ratio minimum limit

St George Bank wishes to advise that, as part of its scheduled prudential consultation with the Australian Prudential Regulation Authority (APRA), St George Bank's new minimum Tier 1 regulatory capital ratio has reduced to 6.25%, a reduction of 0.25% on the previous arrangements.

A further review of the Bank's capital ratios will be undertaken by APRA in 2008 as part of the Bank's transition to Basel II.

Following St George Bank's recent capital initiatives, the Bank is well in excess of this minimum requirement.

Ends...

Contact:

Sean O'Sullivan
Investor Relations
0412 139 711

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Non-cumulative, unsecured, converting preference shares in the capital of St.George ("CPS II") offered under a replacement prospectus dated 27 November 2007, released to ASX on that date (the "Prospectus).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Maximum Number = 4,000,000 CPS II
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Sections 1 and 2 of the Prospectus. CPS II are non-cumulative, unsecured, converting preference share and will be fully paid with a face value of $100 per CPS II. A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrears on 20 February, 20 May, 20 August and 20 November in each year that CPS II are on issue, with the first dividend payment date being on 20 February 2008.

+ See chapter 19 for defined terms.

CPS II are perpetual securities and have no maturity. However, CPS II are designed to mandatorily convert into Ordinary Shares on 20 August 2013 provided that both the Mandatory Conversion Conditions are satisfied, or St.George can arrange for a third party purchaser(s) to acquire all CPS II from holders on that date for $100 each. If either of the Mandatory Conversion Conditions are not satisfied on 20 August 2013, then the Mandatory Conversion Date will be the next Dividend Payment Date on which they are both satisfied.

The two Mandatory Conversion Conditions relate to the Ordinary Share price at two different times. The dates and conditions are:

- on the 25th Business Day before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) must be at least 55% of the Issue Share Price; and
- during the 20 Business Days before a possible Mandatory Conversion Date the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) must be greater than 50% of the Issue Share Price.

St.George may choose, after a Tax Event or a Regulatory Event, and must choose, after an Acquisition Event, (subject to APRA approval) to:

- convert each CPS II into a number of Ordinary Shares equal to the Conversion Number;
- redeem, buy-back or cancel CPS II for the Face Value of $100 each; or
- undertake a combination of the above; or
- transfer the CPS II to a third party purchaser(s).

St.George must not choose conversion as the method of Exchange if the VWAP of Ordinary Shares (adjusted for the 1.0% Conversion Discount) on the second Business Day before the proposed date of dispatch of the Exchange Notice is less than 55% of the Issue Share Price.

If a Tax Event, Regulatory Event or Acquisition Event occurs and conversion is chosen by

+ See chapter 19 for defined terms.

		St.George, if the actual Conversion Number equals or exceeds the Maximum Conversion Number on the Exchange Date, then conversion will not occur on that date. In these circumstances, St.George must issue another Exchange Notice (which can include a choice by St.George to redeem, buy-back or cancel all CPS II for \$100 each) or arrange a transfer to a third party purchaser(s) of all CPS II on issue. If St.George does convert CPS II under Mandatory Conversion or in the event of a Tax Event, Regulatory Event or Acquisition Event, then the Conversion Number that determines the rate at which each CPS II will convert into Ordinary Shares will be calculated by dividing: • the Face Value of \$100 per CPS II; by • the VWAP of Ordinary Shares during the 20 Business Days immediately preceding, but not including, the Exchange Date – with that VWAP reduced by the 1.0% Conversion Discount. CPS II do not carry a right to participate in issues of securities of St.George or to participate in any bonus issues, unless (and only to the extent) the Directors determine otherwise. CPS II do not carry a right to vote at general meetings of St.George, except in limited circumstances prescribed by the ASX Listing Rules.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes - see clause 5.1 of the Terms of Issue in Appendix A of the Prospectus. See also Sections 2.10.1 and 2.11.4 of the Prospectus. CPS II rank equally among themselves and are subordinated to all depositors and creditors of St.George. Until conversion, CPS II rank in priority to Ordinary Shares for the payment of dividends. CPS II rank equally with SAINTS, SPS and CPS in respect of the payment of dividends. CPS II rank in priority to Ordinary Shares and equal with SAINTS, SPS and CPS in respect of a return of capital and the payment of dividends

		declared but unpaid upon a winding up of St.George. Upon conversion of CPS II into Ordinary Shares, they will rank equally with all other Ordinary Shares then on issue.
5	Issue price or consideration	$100 per CPS II
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	CPS II are being issued by St.George as part of its ongoing capital management – specifically to replace the US$250 million of Depositary Capital Securities redeemed by St.George in June 2007 and to fund organic growth.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 January 2008

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
555,388,518	Ordinary shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,690	Redeemable Preference Borrower Shares
197,383	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
N/A	N/A

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

See Section 1 (under the heading "Dividends") and Section 2.5 of the Prospectus

A preferred, non-cumulative, floating rate dividend will be payable at the Directors' sole discretion and is subject to a number of payment tests. Dividends will be payable in arrears on 20 February, 20 May, 20 August and 20 November in each year that CPS II are on issue, with the first dividend payment date being on 20 February 2008.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 28/12/07

Secretary

Print name: Michael Bowan

+ See chapter 19 for defined terms.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

st.george

news

release

28 December 2007

St.George's CPS II to commence trading on ASX on 31 December 2007

St.George Bank Limited (St.George) announces that the offer of St.George Converting Preference Shares II (CPS II) has completed. As a result four million CPS II were issued today for $100 each, raising $400 million in total (before expenses).

Allocation policy

As a result of the large number of applications received under the securityholder offer, it has been necessary for St.George to scale-back these applications. The allocation policy is as follows:

Application	Allocation
50-100 CPS II	100% of application
101-200 CPS II	100 CPS II plus 65% of CPS II applied for between 101-200 CPS II
201+ CPS II	165 CPS II (100 + 65) plus **NO** CPS II applied for over 200 CPS II

  All fractions are rounded DOWN to the nearest whole CPS II;

- Applications to the broker firm offer have been accepted in full, subject to the size of each broker's overall firm allocations; and

- Successful institutional applicants have been advised of their allocations.

CPS II issued to the St.George directors and their associates

The total number of CPS II issued to the St.George directors and their associates in aggregate is 1,330. This represents 0.03% of the CPS II issued.

Holding statements

A CHESS allotment confirmation notice or issuer sponsored holding statement, which contains the number of CPS II issued to each successful applicant, will be dispatched to each CPS II holder by 3 January 2008. Any refunds will also be dispatched by this date.

Any holder wishing to trade their CPS II prior to receiving their holding statement is responsible for confirming their holding prior to trading by checking with their broker, or contacting the **St.George InfoLine on 1800 804 457**. Holders who sell their CPS II before receiving their holding statement do so at their own risk.

Trading on ASX

It is expected that CPS II will begin trading on a deferred settlement basis on ASX on 31 December 2007 at 10.00am under the ASX code 'SGBPE'. Trading on a normal settlement basis is expected to commence on 4 January 2008.

First dividend rate

Based on the bank bill swap rate for the first Dividend Period of 7.2683% per annum, the Dividend Rate for the first Dividend Period will be 6.2078% per annum fully franked.

Mandatory Conversion Conditions

The Issue Share Price has been calculated as $34.52. Based on the Issue Share Price, the Maximum Conversion Number has been set at 5.7937 St.George Ordinary Shares per CPS II. With respect to the Mandatory Conversion Conditions, the relevant Ordinary Share price for the first test is $19.17 and the relevant Ordinary Share price for the second test is $17.43. Accordingly, this means that CPS II will not convert into Ordinary Shares on a possible Mandatory Conversion Date if:

- on the 25th business day before the possible Mandatory Conversion Date (the first of which is 20 August 2013) the VWAP of ordinary shares is less than $19.17 (first test); or
- over the 20 business day period before the possible Mandatory Conversion Date the VWAP of ordinary shares is less than $17.43 (second test).

For details on the calculation of these numbers and how they affect CPS II—see the Terms of Issue which are available online at www.stgeorge.com.au/cps2offer.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Investors / Analysts:

Sean O'Sullivan
Investor Relations
02 9236 3618 or 0412 139 711

Important notices

This announcement, and the information it contains, does not take into account your investment objectives, financial situation or particular needs. In deciding whether to subscribe for CPS II you should read the Prospectus and seek investment advice from your financial adviser or other professional adviser. An investment in CPS II is not a deposit liability of any member of the St.George Group and is not subject to the depositor protection provisions of Australian banking legislation. It is subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither St.George nor any other member of the St.George Group stands behind or guarantees the value or performance of CPS II. The offer of CPS II will only be made in, or accompanied by, the Prospectus. Anyone wishing to acquire CPS II will need to complete the application form that will accompany the Prospectus. This announcement is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any CPS II.

This release does not constitute an offer of securities for sale in the United States. Any securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

Important notice to all CPS II applicants

St.George Bank Limited (St.George) is pleased to announce that the St.George Converting Preference Shares II (CPS II) Securityholder offer closed 19 December 2007 and the Broker Firm offer closed 27 December 2007, both oversubscribed. Four million CPS II will be issued on 28 December 2007 for $100 each, raising a total of $400 million.

Allocation of CPS II

As a result of the large number of applications received under the securityholder offer, it will not be possible to allocate to all eligible securityholder applicants the full amount of CPS II that they applied for.

Accordingly, as foreshadowed in the prospectus, certain applications made under the securityholder offer will be scaled back by St.George. St.George intends to announce the allocation policy to the ASX on 28 December 2007. Holders may also call the **St.George InfoLine on 1800 804 457** from 28 December 2007 to receive further details of the allocation policy.

Trading on ASX

It is expected that CPS II will begin trading on a deferred settlement basis on ASX on 31 December 2007 at 10.00am under the code 'SGBPE'. Trading is expected to commence on a normal settlement basis on 4 January 2008.

Holding statements and refund cheques

CHESS allotment advices and issuer sponsored holding statements, which contain the number of CPS II issued to each successful applicant, will be dispatched to CPS II holders by 3 January 2008. Any holder wishing to trade their CPS II prior to receiving their allotment advice or holding statement is responsible for confirming their holding prior to trading, by checking with their broker or contacting the **St.George InfoLine on 1800 804 457**. Holders who sell their CPS II before receiving their holding statements do so at their own risk. Refunds will be dispatched to all applicants who have received less than the number of CPS II that they applied for (in accordance with the allocation policy referred to above) by 3 January 2008.

St.George InfoLine **1800 804 457**,
Monday to Friday (8.30am–5.30pm).

st.george

Good with people. Good with money.

St.George Bank Limited ABN 92 055 513 070 AFS Licence No. 240997. 9624/8238 C12/07_AFR

Important notice to all CPS II applicants

St.George Bank Limited is pleased to announce that the offer of St.George Converting Preference Shares II (CPS II) closed oversubscribed on 27 December 2007. Four million CPS II were issued on 28 December 2007 for $100 each, raising a total of $400 million.

Allocation of CPS II

As a result of the large number of applications received under the securityholder offer, it has not been possible to allocate to all eligible securityholder applicants the full amount of CPS II that they applied for.

Accordingly, as foreshadowed in the prospectus, certain applications made under the securityholder offer will be scaled back by St.George. The allocation policy is described below:

Application	Allocation
50 - 100 CPS II	100% of application
101 - 200 CPS II	100 CPS II plus 65% of CPS II applied for between 101 - 200 CPS II
201+ CPS II	165 CPS II (100 + 65) plus NO CPS II applied for over 200 CPS II

  All fractions are rounded DOWN to the nearest whole CPS II;
- Applications to the broker firm offer have been accepted in full, subject to the size of each broker's overall firm allocation; and
- Successful institutional applicants have been advised of their allocations.

Trading on ASX

It is expected that CPS II will begin trading on a deferred settlement basis on ASX today at 10.00am under the code 'SGBPE'. Trading is expected to commence on a normal settlement basis on 4 January 2008.

Holding statements and refunds

CHESS allotment advices and issuer sponsored holding statements, which contain the number of CPS II issued to each successful applicant, will be dispatched to CPS II holders by 3 January 2008. Any holder wishing to trade their CPS II prior to receiving their allotment advice or holding statement is responsible for confirming their holding prior to trading, by checking with their broker or contacting the **St.George InfoLine on 1800 804 457**. Holders who sell their CPS II before receiving their holding statements do so at their own risk. Refunds will be dispatched to all applicants who have received less than the number of CPS II that they applied for (in accordance with the allocation policy referred to above) by 3 January 2008.

Maximum Conversion Number

The Maximum Conversion Number has been set at 5.7937 St.George ordinary shares per CPS II. This number is based on the Issue Share Price, which has been calculated as $34.52. As detailed in the Prospectus, the Issue Share Price is based on the volume weighted average price of St.George ordinary shares traded between 28 November 2007 and 27 December 2007, inclusive.

For details of how the Maximum Conversion Number and Issue Share Price affect the CPS II—see the Terms of Issue which are available online at **stgeorge.com.au/cps2offer**

St.George InfoLine **1800 804 457**,
Monday to Friday (8.30am-5.30pm).

st.george

Good with people. Good with money.

Distribution schedule of holders

Range of holding	No. of holders	No. of CPS II
1-1,000	7,971	1,442,727
1,001-5,000	273	663,012
5,001-10,000	25	208,756
10,001-100,000	35	996,666
100,001+	5	688,839
Total	**8,309**	**4,000,000**

Schedule of 20 largest holders

Rank	Name	No. of CPS II	% of total CPS II issued
1	JPMorgan Nominees Australia Limited	168,330	4.21
2	ANZ Nominees Limited <Cash Income A/C>	140,102	3.50
3	RBC Dexia Investor Services Australia Nominees Pty Limited <GSENIP A/C>	140,000	3.50
4	UBS Wealth Management Australia Nominees Pty Ltd	120,407	3.01
5	Citicorp Nominees Pty Limited <CFSIL CFS WS ENH Yield A/C>	120,000	3.00
6	Avanteos Investments Limited <Utility A/C>	84,520	2.11
7	National Nominees Limited	70,710	1.77
8	Warbont Nominees Pty Ltd <Settlement Entrepot A/C>	62,721	1.57
9	M F Custodians Ltd	57,250	1.43
10	Idameneo (No 79) Nominees Pty Limited	54,010	1.35
11	Koll Pty Ltd	50,000	1.25
12	RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	48,264	1.21
13	Citicorp Nominees Pty Limited	35,000	0.87
14	Australian Ethical Investment Ltd <Balanced Account>	30,000	0.75
15	The Australian National University	30,000	0.75
16	Count Financial Limited	30,000	0.75
17	Secure Investments Fib Pty Ltd	30,000	0.75
18	UBS Nominees Pty Ltd	29,790	0.74
19	Baker Medical Research Institute	28,550	0.71
20	Australian Foundation Investment Company Limited	25,000	0.62
Total		**1,354,654**	**33.85**

St.George Bank Limited
ABN 92 055 513 070
4-16 Montgomery Street
KOGARAH NSW 2217
Telephone: (02) 9236 1111
www.stgeorge.com.au

31 December 2007

Companies Announcement Office
Australian Securities Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

St. George Bank Limited (ASX: SGB)
Allotment of four million CPS II
- Amendment to News Release

In the news release relating to CPS II announced to ASX on the afternoon of Friday, 28 December 2007, it was stated that the total number of CPS II issued to the Bank's directors and their associates in aggregate was 1,330 being 0.03% of the CPS II issued.

The Bank hereby amends that information by announcing that the Bank's directors and their associates acquired 3,330 CPS II being 0.08% of the CPS II issued.

Yours faithfully

Michael Bowan
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John M Thame
Date of last notice	21 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 150,216 shares (fully paid ordinary) 165 Converting Preference Shares II
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	28 December 2007
No. of securities held prior to change	150,216 shares (fully paid ordinary)
Class	Converting Preference Shares II
Number acquired	165 Converting Preference Shares II
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100 per Converting Preference Share II
No. of securities held after change	150,216 shares (fully paid ordinary) 165 Converting Preference Shares II

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the new issue of Converting Preference Shares II as per Prospectus dated 27 November 2007

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Fountayne England
Date of last notice	7 July 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 500 shares (fully paid ordinary) Indirect 4,876 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Shareholder
Date of change	18 December 2007
No. of securities held prior to change	5,258 shares (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	118 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$34.62 per share
No. of securities held after change	5,376 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Ordinary shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Oswin Hawkins
Date of last notice	22 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 4,541 shares (fully paid ordinary) Indirect: 6,873 shares (fully paid ordinary) 2,000 Converting Preference Shares II
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 1,373 shares (fully paid ordinary) held by Petlyn Holdings Pty Limited <ATF The Hawkins Family Trust> Mr Hawkins is a director of Petlyn Holdings Pty Limited. Indirect: 5,500 shares (fully paid ordinary) held by Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund> Indirect: 2,000 Converting Preference Shares II held by Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund> Mr Hawkins is a director of Lynter Investments Pty Limited.
Date of change	28 December 2007
No. of securities held prior to change	11,414 shares (fully paid ordinary)
Class	Converting Preference Shares II
Number acquired	2,000 shares

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100 per Converting Preference Share II
No. of securities held after change	11,414 shares (fully paid ordinary) 2,000 Converting Preference Share II
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the new issue of Converting Preference Shares II as per Prospectus dated 27 November 2007

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	9 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 11,990 shares (fully paid ordinary) Indirect: 20,010 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Joint holding with spouse as trustee for the PDRI Super Fund
Date of change	28 December 2007
No. of securities held prior to change	32,000 shares (fully paid ordinary) 263 SAINTS 1,000 CPS
Class	Converting Preference Shares II
Number acquired	1,165 Converting Preference Shares II
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100 per Converting Preference Share II

+ See chapter 19 for defined terms.

No. of securities held after change	32,000 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the new issue of Converting Preference Shares II as per Prospectus dated 27 November 2007

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	22 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,464 shares (fully paid ordinary) Indirect: 2,436 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Pollard Strategy Associates Pty Limited as trustee for the PSA superannuation trust fund
Date of change	18 December 2007
No. of securities held prior to change	8,827 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	73 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$34.62 per share
No. of securities held after change	8,900 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,203,980
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$34.62
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 December 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
557,592,498	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 08/01/08

Secretary

Print name: Michael Bowan

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END